SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Presentation of Results
 National Conference Call:
November 8, 2004
7:00 a.m. US EST.
International Conference Call:
November 8, 2004
9:00 a.m. US EST.
Meetings with Investors/Analysts
In SP:
November 10, 2004
8:30 a.m. (Brazil)
In RJ:
November 12, 2004
8:30 a.m. (Brazil).

For additional information,
please access the company’s
website at www.braskem.com.br
 or contact the Investor
Relations Area:

José Marcos Treiger
IRO - Investor Relations Officer
Tel: (+55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations - Manager
Tel: (+55 11) 3443 9744
luiz.valverde@braskem.com.br

Vasco Barcellos
Investor Relations - Manager
Tel: (+55 11) 3443 9178
vasco.barcellos@braskem.com.br

BRASKEM RECORDS NET INCOME OF R$ 496 MILLION IN THE THIRD QUARTER OF 2004

EBITDA for the Third Quarter of 2004 reaches R$ 744 million, a new record that reinforces the excellence of Braskem’s operating result

São Paulo, November 4, 2004 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the third quarter of 2004.

1. Highlights
• In order to meet the consistently growing demand in the domestic market, all of Braskem’s business units operated at utilization rates higher than 95%, resulting in the production of 450 thousand tons of thermoplastic resins in the third quarter of 2004, a 5.9% growth over the third quarter in 2003. Following the same positive trend, the production of ethylene and propylene increased by 7% in the third quarter of 2004, reaching 453 thousand tons.
• The commercial performance also posted an important improvement. In the domestic market, the volume of thermoplastics resins sold by Braskem in the third quarter of 2004 amounted to 390 thousand tons, 21% higher than the volume sold in the same period last year. In the nine-month period ended September 30, 2004, the growth in the volume of resins sold to the domestic market reached 22%, increasing from 878 thousand in the nine-month period ended September 30, 2003 to 1.08 million tons in the nine-month period ended September 30, 2004, confirming the elasticity of the demand for and consumption of thermoplastic resins in relation to the Brazilian GDP and reinforcing Braskem’s leadership.
• Braskem’s total net revenues in the third quarter of 2004 grew by 53%, from R$2.2 billion in the third quarter of 2003 to R$ 3.4 billion in the third quarter of 2004. Gross revenues increased by 61%, reaching R$4.3 billion in the third quarter of 2004. In the nine-month period ended September 30, 2004, net revenues amounted to R$8.2 billion, 24% higher when compared to the nine-month period ended September 30, 2003. Similarly, gross revenues increased by 29%, reaching R$10.6 billion in the nine-month period ended September 30, 2004.
• Complying with its strategic goal of maintaining a structural presence in the external market, Braskem exported US$259 million in the third quarter of 2004, a 46% increase over the same period in 2003. In the nine-month period ended September 30, 2004, export revenues increased by 24%, amounting to US$612 million.
• The record EBITDA of R$744 million reported by Braskem in the third quarter of 2004 corresponds to a 61% increase over the same period in 2003 and confirms the Company’s growing cash generation capacity. In the nine-month period ended September 30, 2004, EBITDA increased by 44%, amounting to R$1.89 billion, which is higher than EBITDA recorded during the entire year of 2003. The EBITDA margin, which demonstrates the Company’s solid profitability, was 22.1% in the third quarter of 2004, compared to a 20.9% margin reported during the same period in 2003. This strong performance was possible even in a challenging scenario in which naphtha prices, which accounts for most of the Company’s cost of goods sold, reached high levels during the third quarter of 2004.
• Braskem’s distinguished operating performance combined with the appreciation of the value of the real against the U.S. dollar during the third quarter of 2004 and the reduction in interest and vendor expenses resulted in net income of R$ 496 million, reversing a net loss of R$58 million in the third quarter of 2003.
• Braskem maintained its focus on reducing and extending its debt profile, as well as, on reducing its cost of capital. In the twelve-month period ended September 30, 2004, the level of Braskem’s financial leverage, as measured by its net debt/EBITDA ratio, was 2.0x, anticipating a target established for the end of 2004. Additionally, by September 30, 2004, Braskem’s level of cash and cash equivalents was above R$3 billion.
• In the twelve-month period ended Sept, 04, net revenues reached R$ 10.8 billion and EBITDA amounted to R$ 2.35 billion.

José Carlos Grubisich, Braskem’s CEO, declared: “The combination of our innovative business model to a strategy focused on value creation, implemented with discipline and determination by our teams, resulted in the consistent evolution of all of our operating, financial and commercial indicators.”

As far as investments made by the Company are concerned, Mr. Grubisich highlighted that: “Braskem has been taking actions to expand its production capacity by means of competitive investments to debottleneck its plants and accelerating the timetable of projects to build new industrial facilities, in light of the current positive scenario, the main feature of which is the coincidence of increasing demand for thermoplastic resins in the domestic market and the existence of a cycle of high profitability currently experienced by the international petrochemical industry”.

Braskem in Figures R$ million, except when otherwise indicated	3Q04 (A)	3Q03 (B)	% Chg. (A)/(B)	9M04 (C)	9M03 (D)	% Chg. (C)/(D)
Gros Revenues	4,335	2,688	61	10,595	8,225	29
Net Revenues	3,362	2,203	53	8,246	6,649	24
Gross Profit	764	475	61	1,949	1,364	43
Gross Margin (%)	22.7	21.6	1 p.p.	23.6	20.5	3 p.p.
EBITDA*	744	461	61	1,888	1,315	44
EBITDA Margin(%)	22.1	20.9	1 p.p.	22.9	19.8	3 p.p.
Net Income (Loss)	496	(58)	na	204	411	na
*EBITDA = Earnings before interest, taxes, depreciation and amortization.

According to Paul Altit, Braskem’s Vice-President of Finance and Investor Relations: “It is important to note that Braskem successfully completed, in September 2004, its Global Offering of shares on the São Paulo (BOVESPA) and the New York Stock Exchanges (NYSE). This operation allowed us to raise approximately US$420 million and to diversify our shareholder base, composed of important Brazilian and global investors, thus contributing to significantly increase the liquidity of the Company’s shares. The resources raised through this operation are being used to reduce Braskem’s short-term debt and to amortize the most onerous portions of its debt. As a result, Braskem is already increasing the competitiveness of its capital structure, as well as its strategic, operational and financial flexibility,”.

Degree of Leverage	3Q04 (A)	2Q04 (B)	1Q04 (C)	% Chg. (A)/(B)	% Chg. (A)/(C)	% Chg. (B)/(C)

Net Debt in US$ million	1,665	2,178	2,183	24	(24)	0
Net Debt in R$ million	4,759	6,768	6,351	(30)	(25)	7
Net Debt/EBITDA - LTM**	2.03 x	3.28 x	3.42 x	(38)	(41)	(4)
**LTM = last 12 months

The conclusion of the Global Offering, combined with strong operational cash flow, resulted in a reduction in the Company’s gross debt and cost of capital, as well as improved liquidity. From July 2004 to the beginning of November 2004, Braskem amortized a series of financial obligations, totaling approximately US$700 million.

Braskem’s net debt/EBITDA ratio reached 2.0x by the end of September 2004, anticipating a target established for the end of 2004.

2. Introduction

Braskem presents its results for the third quarter of 2004 in accordance with the Brazilian Corporation Law. For the purpose of discussing the Company’s performance, the financial information presented herein excludes the effects of proportional consolidation in accordance with CVM Instruction 247, consolidating investments that Braskem controls and accounting for its investments in Politeno and Copesul through the equity accounting method. The attached financial statements reflect the current corporate structure of Braskem S.A. (“Braskem”) for the three-month period ended September 30, 2004. The accompanying comments refer to the consolidated results, and comparisons are with the same period in 2003, unless otherwise indicated. The bases for the balance sheet and results were the financial statements reviewed by independent auditors. The exchange rate at September 30, 2004 was R$ 2.8586 per US dollar.

Please see the forward-looking statement disclaimer at the end of this document.

3. Operating Performance

Braskem’s results continued to improve strongly, and the Company maintained its leadership position in the domestic market with a combined average market share of approximately 40% for polyethylene (PE), polypropylene (PP) and PVC resins, according to sales data provided by Braskem and preliminary market data provided by the Brazilian Association of Chemical Industry and Derivative Products (“ABIQUIM”) for the nine–month period ended September 30, 2004.

The domestic thermoplastic resin market confirmed its dynamism and strong elasticity in relation to the Brazilian GDP. Sales of PE, PP and PVC increased by 15%, confirming and reinforcing the tendency that began in the second quarter of 2004. Those product segments, which depend on the domestic market and the purchasing power of the Brazilian population, showed clear signs of recovery, and this was reflected in the sales figures for the third quarter of 2004.

Braskem met market demand, and the capacity utilization rate for its main thermoplastic resins increased strongly, as shown below:

The Company will continue to analyze and implement investments necessary to expand its production capacity in order to match demand growth.

3.1. Industrial Performance

Production Volume - ton	3Q04 (A)	3Q03 (B)	Change% (A)/(B)	9M04 (C)	9M03 (D)	Change% (C)/(D)

Polyolefins Unit
. PE’s - Polyethylene	195,764	188,743	4	542,192	505,916	7
. PP - Polypropylene	123,359	114,115	8	342,253	324,308	6

Vinyls Unit
. PVC - Polyvinyl Chloride	113,029	105,863	7	316,082	295,202	7
. Caustic Soda	122,526	117,890	4	339,340	326,061	4

Basic Petrochemical Unit
. Ethylene	303,557	287,861	5	811,157	768,292	6
. Propylene	149,379	134,453	11	398,058	360,638	10

Business Development Unit
. PET	17,376	15,826	10	53,636	40,203	33
. Caprolactam	13,913	13,964	(0)	38,600	36,634	5

The production of the Polyolefins Unit (PE’s and PP) in the third quarter of 2004 increased by 5% over the same period in 2003, with capacity utilization rates reaching 95% for both polypropylene and polyethylene plants. Production of LDPE (low-density polyethylene) and LLDPE (linear low-density polyethylene) reached record levels.

The Company successfully debottlenecked one of its polypropylene plants in the Triunfo Petrochemical Complex (Rio Grande do Sul), increasing its total annual production capacity from 550,000 tons to 650,000 tons. The Company is also investing approximately US$ 4 million in debottlenecking one of its polyethylene plants in the Camaçari Petrochemical Complex (Bahia), adding a further 30,000 tons of annual production capacity, which will increase the unit’s annual production capacity to 230,000 tons. This additional capacity, provided by high-technology metallocene catalysts of higher value added, is expected to be available in the second half of 2005, which we believe to contribute to improving the Company’s margins in the future.

During the third quarter, the Company continued with the implementation of its disposable packaging project, focusing on the substitution of polystyrene for polypropylene. In addition, during September 2004, Braskem launched a new line of special Polypropylene products designed for a new niche market for packaging of non-carbonated beverages in Brazil. The process, known as “ISBM or injection stretch blow molding” is new in Brazil and is an innovative solution for packaging natural fruit juices, teas and sport drinks (isotonic)..

The capacity utilization in the Vinyls Unit’s PVC plants reached 96%. The highlight of our PVC plant in Marechal Deodoro, Alagoas, during the third quarter of 2004 was attaining an average monthly production of 18.1 thousand tons, which is the highest average monthly production rate in seven years. In addition, in this unit, Braskem initiated the implementation of a new industrial automation system, which will provide a differentiated technological status, thus resulting in further improvements in productivity and operating standards. Braskem will extend this project to its PVC plants located in the Camaçari Petrochemical Complex and in its Chlorine-Soda complex in Maceió, Alagoas, by the end of the first half of 2005.

The Company also continued with its program to further expand PVC production capacity by 100,000 tons in order to meet future demand growth. The initial increase of 50,000 tons is expected to be available by the second half of 2005.

Ethylene capacity utilization in the Basic Petrochemicals Unit averaged 95% in the third quarter of 2004, fully meeting the demand for basic petrochemicals products from the producers of thermoplastics and other petrochemical products in the Camaçari Petrochemical Complex.

PET production in the Business Development Unit increased by 10% in the third quarter of 2004 compared to the same period in 2003, fueled by higher demand and the capacity increase implemented in the fourth quarter of 2003, which raised annual production capacity from 60,000 to 72,000 tons.

3.2. Commercial Performance

Production Volume (1) - ton	3Q04 (A)	3Q03 (B)	Change% (A)/(B)	9M04 (C)	9M03 (D)	Change% (C)/(D)
Polyolefins Unit
. PE’s - Polyethylene	194,529	185,004	5	539,161	491,629	10
. PP - Polypropylene	130,085	116,083	12	354,472	322,698	10

Vinyls Unit
. PVC - Polyvinyl Chloride	115,665	115,863	(0)	332,147	306,407	8
. Caustic Soda	116,041	116,653	(1)	331,038	319,637	4

Basic Petrochemical Unit
. Ethylene*	305,214	288,395	6	804,000	766,841	5
. Propylene	145,676	127,739	14	398,035	357,036	11

Business Development Unit
. PET	17,482	16,369	7	55,490	39,249	41
. Caprolactam	14,009	12,346	13	38,610	37,388	3

* Of the 9M04 total, 392,000 tons (49%) were sold or transferred to other Braskem Business Units, versus 351,000 tons (46%) in the 9M03. In the 3Q04, the volume sold or transferred totaled 149,000 tons (49%), versus the 3Q03 figure of 138,000 ton (48%).
    (1) Includes sales domestic-market sales and exports, including those to the Southern Cone.

The demand for thermoplastic resins in the domestic market experienced a robust growth of 15% in the nine-month period ended September 30, 2004 compared to the same period in 2003, confirming the dynamism of the Brazilian market and its strong elasticity in relation to the Brazilian GDP. This growth was spurred not only by the increasing demand in segments of the Brazilian economy linked to agribusiness and exports, but also by an increase in demand in those segments of the Brazilian economy highly exposed to improvements in the purchasing power of the Brazilian population, such as food packaging, vehicles, furniture and home appliances, among others.

In the nine-month period ended September 30, 2004, Braskem’s thermoplastic resin sales totaled 1,281,000 tons, 10% higher than the same period in 2003. In the nine-month period ended September 30, 2004, Braskem’s thermoplastic resin sales in the domestic market totaled 1,075,000 tons, representing a significant increase of 22% over the same period in 2003.

In the third quarter 2004, thermoplastic resin sales volume reached 458,000 tons, 6% higher than the 433,000 tons sold in the same period in 2003.

In the domestic market, the volume of thermoplastic resins sold by Braskem in the domestic market reached 390,000 tons in the third quarter of 2004, exceeding by 21% the volume of 322,000 tons sold during the same period in 2003.

Analyzing the performance of Braskem’s business units we can highlight the following achievements:

As for the Polyolefins Unit, both PE and PP segments reported an outstanding commercial performance. In the case of PP, the demand from home-appliance, domestic-utility and vehicle-compound sectors increased significantly, as well as demand in the raffia segment, which was favorably affected by Brazil’s strong export performance. In the case of PE, the most significant growth was posted by LDPE and LLDPE, thanks to higher demand for industrial packaging materials and shrink-and-stretch film, stimulated by the increase in Brazilian industrial production, exports and food consumption.

At the end of the third quarter of 2004, these sales volume of the newly issued product, Braskem Flexus (Polyethylene manufactured with metallocene catalysts/technology), exceeded Braskem’s projections by 30%. The success is due to the development of new applications for special packaging and for secondary packaging for industrial customers. These applications provide better protection for exported products and added safety for the shipment of materials domestically.

PVC, the principal product of the Vinyls Unit, had an extremely good performance, especially in the domestic market, in which Braskem increased its market share by 2% in the first nine months 2004. PVC accumulated sales in both the domestic market and exports were 8% above the sales reported in the same period 2003, fueled by improved demand from manufacturers of wire and cable, structural profiles, laminates and footwear.

The Basic Petrochemicals Unit recorded all-time-high monthly and quarterly sales volume of ethylene - 305,000 tons in the third quarter of 2004. Total sales volume in the third quarter of 2004 was positively impacted by the growing demand for these products, resulting primarily from increasing sales of second-generation producers in the Camaçari Petrochemical Complex.

The Business Development Unit’s highlight during the third quarter of 2004 was the 41% increase in PET sales volume compared to the same period in 2003. It is worth noting that this performance was due to Braskem’s distinguished commercial positioning in the mineral-water segment, which is particularly strong in the country’s Northeast region.

3.3. Exports

Braskem’s net export revenues for the nine-month period ended September 30, 2004 reported a strong growth of 24% compared to the same period in 2003, reaching US$612 million and accounting for 22% of Braskem’s net revenues in the nine-month period ended September 30, 2004 (in line with 23% of Braskem’s net revenues during the same period in 2003). The Basic Petrochemicals Unit accounted for 66% of Braskem’s export revenues, and the Polyolefins Unit accounted for 24%. Once again, the main factor behind this increase was the upturn in international-market prices, mostly for thermoplastic resins, benzene, gasoline and propylene. For the third quarter of 2004, the company’s net export revenues totaled US$259 million, 46% higher than the US$178 million recorded in the same period in 2003.

3.4. Business Competitiveness

In the Business-Competitiveness Area, the Company has launched a new operational excellence program named "Braskem Plus''.

This program was designed to build upon the experience that Braskem has accumulated through the process of capturing operational synergies during its integration process. The Braskem Plus program seeks to:

- position our operating performance and industrial productivity as a benchmark in the petrochemical industry;
- reduce our operating and maintenance costs; and
- position Braskem among the most competitive petrochemical companies in the world.

In connection with the development of the Braskem Plus program, we engaged a leading consulting firm to analyze our industrial practices and compare them to benchmarking practices in the global petrochemical sector. Through this analysis, we have identified 200 initiatives designed to further improve, among other things, our capacity utilization, maintenance scheduling and completion, and feedstock procurement and usage.

Braskem already started the implementation of the aforementioned program, which represents an additional value creation potential for the Company. Methodologies, working teams, responsibilities, times, schedules and the quantification of economic and financial effects were already defined and will be presented at the upcoming meetings with analysts and investors to discuss Braskem’s third quarter 2004 results.

4. Financial and Economic Performance

4.1. Net Revenues

Braskem’s net revenues for the third quarter of 2004 increased by 53% compared to the same period in 2003, from R$2,203 million in the third quarter of 2003 to R$3,362 million in the third quarter of 2004. Such positive performance was mostly due to improved prices in all of the company’s markets, especially the domestic market, and higher sales volumes, particularly in the Brazilian market where the thermoplastic resins segment presented an outstanding performance, with sales increasing by 21% during the third quarter of 2004 compared to the same period in 2003. For the nine-month period ended September 30, 2004, net revenues increased 24% compared to the same period in 2003, from R$6,649 million to R$8,246 million.

The table below shows the net revenue growth per Business Unit, all of which increased significantly during the third quarter of 2004 and during the nine-month period ended September 30, 2004:

Business Units (R$ million)	3Q04 (A)	3Q03 (B)	Change% (A)/(B)	9M04 (C)	9M03 (D)	Change% (C)/(D)

Domestic Market	2,595	1,683	54	6,421	5,120	25
Basic Petrochemicals	1,137	744	53	2,704	2,353	15
Polyolefins	854	536	59	2,118	1,584	34
Vinyls	451	302	49	1,191	871	37
Business Development	154	100	53	408	313	31

External Market	767	520	48	1,825	1,529	19

Total Net Revenues	3,362	2,203	53	8,246	6,649	24

4.2. Cost of Goods Sold (COGS)

Braskem’s third-quarter cost of goods sold (“COGS”) totaled R$2,599 million in the third quarter of 2004, 50% higher than R$1,728 million recorded during the same period in 2003. The key factors to this increase were the superior sales volumes, which impact was of R$ 160 million approximately, and the higher price of naphtha, Braskem’s principal raw material, which impact was R$ 520 million. For the nine-month period ended September 30, 2004, COGS totaled R$6,297 million, 19% higher than R$ 5,285 million recorded during the same period in 2003.

Petroleum prices remained high throughout the third quarter of 2004, thus impacting naphtha prices. Average naphtha prices in the ARA region (Amsterdam-Rotterdam-Antwerp) was US$405/ton in the third quarter of 2004, representing a 15% increase over an average naphtha price of US$351/ton during the second quarter of 2004 and a 56% increase over an average naphtha price of US$260/ton during the third quarter of 2003.

The graph below charts ARA naphtha prices in reais and US dollars since January 2003, showing, on a historical basis, the high level of prices currently observed:

Throughout the third quarter of 2004, Braskem maintained its diversification strategy in respect of the sources of its raw materials. In the third quarter of 2004, the Company acquired 1,141,000 tons of naphtha and condensate, 699,000 tons (61%) of which acquired on the domestic market. The remaining 443,000 tons (39%) was imported, mainly from countries in Africa (91% of imports).

The increasing use of condensate as a raw material permits greater operational and cost-management flexibility in basic petrochemicals production.

In the third quarter of 2004, depreciation and amortization costs totaled R$99 million, virtually in line with the R$ 94 million recorded in the second quarter of 2004 and 36% higher than the R$73 million recorded in the third quarter of 2003. This variation was due to the booking of a portion of the goodwill related to Braskem’s merger of Trikem in January 2004. Accordingly, in the nine-month period ended September 30, 2004, depreciation and amortization costs increased by 33% compared to the same period in 2003, from R$204 million to R$272 million.

Note: see Exhibit 4 for the accounting effects related to Braskem’s merger of Trikem.

4.3. Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses (SG&A), excluding depreciation and amortization expenses, totaled R$124 million during the third quarter of 2004, in line with R$126 million recorded during the second quarter of 2004 and 19% higher than R$104 million recorded in the third quarter of 2003. This increase was primarily due to an increase in expenses from port handling, sales commissions and higher payroll expenses arising from a collective wage increase in Braskem’s plants in the Camaçari Petrochemical Complex and Alagoas, which occurred in September 2004.

In the nine-month period ended September 30, 2004, SG&A, excluding depreciation and amortization expenses, totaled R$365 million, compared to R$281 million in the same period in 2003. The primary reasons for this result were also the above-mentioned expenses.

When shown as a percentage of net revenue, SG&A accounted for 3.7% of net revenues in the third quarter of 2004, 100 basis points lower than the 4.7% of net revenues recorded in the same period in 2003.

4.4. Depreciation and Amortization Expenses

Depreciation and amortization expenses during the third quarter of 2004 totaled R$85 million, compared to R$54 million during the same period in 2003. This increase was primarily due to the booking of a portion of the goodwill related to Braskem’s merger of Trikem in January 2004.

In the nine-month period ended September 30, 2004, these expenses totaled R$240 million, 76% higher than the R$136 million recorded in the same period in 2003, primarily as a result of the accounting effects arising from the merger of Trikem.

Note: see Exhibit 4 for the accounting effects related to Braskem’s merger of Trikem .

4.5. EBITDA

Braskem’s EBITDA for the third quarter of 2004 was the highest recorded by the Company since August 16, 2002, amounting to R$ 744 million and reflecting a 61% increase over EBITDA of R$461 million recorded during the same period in 2003.The key drivers for this performance were the increase in the Company’s sales volumes, especially in the domestic market, and the improved prices for Braskem’s principal products, both in Brazil and abroad.

It is worth noting that this record EBITDA was obtained against a background of high naphtha prices, which confirms Braskem’s ability to operate with high margins. EBITDA during the nine-month period ended September 30, 2004 totaled R$1,888 million, 44% higher than EBITDA of R$1,315 million recorded during the same period in 2003.

In fact, Braskem’s EBITDA has grown consistently, both Brazilian reais and in US dollars, and has already reached R$2.35 billion during the twelve-month period ended September 30, 2004, as shown in the graphs below:

Braskem’s EBITDA margin in the third quarter of 2004 was 22.1%, compared to an EBITDA margin of 20.9% during the same period in 2003, which confirms the growth in Braskem’s profitability in the third quarter of 2004 and the Company’s improved operating performance in view of strong increases in naphtha prices. Braskem’s EBITDA margin for the nine-month period ended September 30, 2004 was 22.9%, compared to 19.8% during the same period in 2003.

4.6. Investments in Subsidiaries and Associated Companies

In the third quarter of 2004 (excluding the effects of the amortization of goodwill primarily arising from investments made in Copesul, Politeno and Polialden), the Company recorded net income of R$87 million from its investments in subsidiaries and associated companies. In the nine-month period ended September 30, 2004, these investments provided an income of R$176 million. This consistent growth in the performance of Braskem’s subsidiaries and associated companies reflects the positive results reported by Copesul, Politeno and Petroflex.

Interested in Related Companies	3Q04	3Q03	9M04	9M03

Equity Income from Subsidiaries	2,962	1,217	3,373	2,599
Equity Income from Affiliates	74,496	26,935	175,712	84,211
Foreign Exchange Variation	8,420	(4,297)	(6,207)	23,415
Others	1,275	3,285	2,942	52,719
Sub Total (before amortization)	87,154	27,140	175,820	162,945
Amortization of Goodwill	(38,174)	(57,634)	(114,545)	(198,371)

TOTAL	48,979	(30,494)	61 ,275	(35,426)

Notes: 1. see Exhibit 4 for the accounting effects arising from Braskem’s incorporation of Trikem

4.7. Net Financial Result

Braskem’s net financial result for the nine-month period ended September 30, 2004 (excluding the effects of monetary and exchange rate variations) was an expense of R$667 million, compared to an expense of R$731 million recorded during the same period in 2003, which reflects a R$64 million decrease.

In the third quarter of 2004, the Company’s net financial result (excluding the above-mentioned effects) was an expense of R$207 million, compared to an expense of R$226 million during the same period in 2003. This improvement was primarily due to the implementation by Braskem in the third quarter of 2004 of cost reduction guidelines related to vendor and other financial transactions and the reduction of Braskem’s total indebtedness.

Braskem has been prioritizing the allocation of its strong cash generation and of the proceeds from its Global Offering to prepay debt facilities where possible. The Company prepaid its 11th issue debentures on November 3, 2004 in an aggregate amount of R$1.2 billion. As a result and with an important reduction in its financial leverage level, we believe that Braskem’s net financial expenses should gradually decrease, as well as its cost of capital.

(R$ million)
	3Q04	3Q03	9M04	9M03
Financial Expenses	150	(429)	(1,069)	(21)
Interest / Vendor	(146)	(187)	(496)	(517)
Monetary Variations	(113)	(91)	(323)	(254)
Exchange Variations	502	(108)	8	927
Financial Taxes / Banking Expenses	(33)	(23)	(100)	(87)
Others (*)	(58)	(21)	(158)	(160)
Financial income	(185)	43	(52)	(124)
Interest	31	7	87	33
Monetary Variations	2	6	13	23
Foreign Exchange Variations	(218)	30	(151)	(180)

Net Financial Result	(35)	(386)	(1,121)	(216)

(*) Includes updated fiscal provisions, mark-to-market hedge positions, etc.

(R$ million)
	3Q04	3Q03	9M04	9M03

Net Financial Results	(35)	(386)	(1,121)	(216)

Net Foreign Exchange Variations (NFEV)	284	(78)	(144)	747
Net Monetary Variations (NMV)	(111)	(86)	(310)	(231)

Financial Results excluding NFEV and NMV variations	(207)	(223)	(667)	(731)

4.8. Net Income

Braskem’s net income in the third quarter of 2004 reached R$496 million, reversing the R$58 million loss recorded in the same period in 2003. As previously mentioned, the improvement was primarily due to: (i) the Company’s strong operating performance, evidenced by record EBITDA; (ii) the reduction in interest and other expenses related to vendor transactions; (iii) the 8.7% appreciation of the real against the U.S. dollar, which positively affected Braskem’s net financial result; and (iv) equity income from Copesul, Politeno and Petroflex.

Consequently, net income during the nine-month period ended September 30, 2004 totaled R$204 million, reversing the R$292 million loss recorded during the six-month period ended June 30, 2004.

5. Debt Management

In line with its financial strategy, Braskem continued to focus on reducing its net debt, extending its amortization profile and prioritizing the amortization of its most expensive debt, aiming at the reduction of its cost of capital. Simultaneously, the Company privileged the maintenance of high liquidity levels, in order to enjoy a higher degree of strategic, financial and operating flexibility. The disciplined implementation of this strategy has been amply supported by the Company’s strong cash generation, the current high liquidity levels, as well as the Global Offering completed in September 2004.

In the third quarter of 2004, the Company was successful in its efforts to reduce financial leverage (net debt divided by EBITDA over the last 12 months), which was 2.03x at September 30, 2004, 38% lower than at June 30, 2004. Also in the third quarter of 2004, Braskem’s net debt expressed in US dollar decreased by 31%, thus confirming important achievements in the net debt management.

At September 30, 2004, Braskem’s cash and cash equivalents exceeded R$3 billion, 83% higher than at June 30, 2004, mainly due to better cash generation, strengthened by the successful Global Offering of R$ 1.2 billion.

Braskem has already adopted a series of measures aimed at improving its future financial performance by prepaying its more expensive financial obligations, which we believe should help to reduce its cost of capital. For instance, in September 2004, the Company opted to prepay its 10th issue debentures in an aggregate amount of R$ 407 million, and in October 2004, it implemented a similar prepayment of its 11th Issue debentures, in an aggregate amount of R$ 1.2 billion. Braskem also repaid the outstanding amount of US$100 million bonds due in October 2004.

Braskem plans to amortize a substantial portion of all maturities due by the end of 2005, using its cash flow and the balance of its cash and cash equivalents.

The debt amortization schedule at September 30, 2004, is shown below:

By the end of the third quarter 2004, the profile of Braskem’s debt schedule was the following:

6. Exchange Risk Management

Braskem adopts protection policies for the management of its assets and liabilities denominated in foreign currencies, through the identification of exchange protection mechanisms (total or partial), in order to protect its cash flow.

In this sense, Braskem’s hedge policy(as defined in Braskem’s Financial Management Policy, which is available on Braskem’s website, www.braskem.com.br) establishes that 60% of short-term debt related to exports, as well as 75% of short-term debt not related to exports, shall be under such protection mechanisms against foreign-exchange variations.

On September 30, 2004, Braskem presented the following hedge position in accordance with its exchange risk management policy:

Hedge Position at 09/30/04

1. Hedge/Investments USD 732 MM	1. 75% of debt not related to exports USD 244 MM

2. Export Credits USD 182 MM	2. 60% of debt related to exports USD 138 MM

Total: US$ 914 MM	Total: US$ 382 MM

The positive cash and cash equivalents balance shown above is aimed at covering short- and medium-term debt maturities in their respective currencies. This position will also permit greater financial flexibility, allowing for medium- and long-term dollar debt facilities to be amortized in advance should the prevailing costs warrant such action. The strategy is intended to minimize volatility risks and reduce the Company’s cost of capital.

7. Capital Expenditures

Braskem’s operational investments in the third quarter of 2004 totaled R$70 million, led by the important project to increase its PVC production capacity in the Marechal Deodoro plant in Alagoas by an additional 50,000 tons by the second half of 2005. Braskem’s operation investments during the nine-month period ended September 30, 2004 totaled R$162 million.

Additionally, it is important to note that the Company disbursed R$203 million as deferred expenses, relating mostly to expenditures incurred in connection with programmed maintenance stoppages during the nine-month period ended September 30, 2004.

Braskem reaffirms its strategic intention of maintaining its regional market leadership and will make all necessary investments to achieve this objective. In this context, the Company increased its PP production capacity by 100,000 tons per year and is proceeding with the debottlenecking of its PE plants in the Camaçari Petrochemical Complex, which will add an additional 30,000 tons per year of production capacity, resulting in total annual PP production capacity of 230,000 tons. With respect to PVC, in addition to the production capacity expansion project mentioned above, Braskem is considering the possibility of increasing its PVC production capacity by another 100,000 tons per year by implementing two production capacity expansion projects of 50,000 tons each, depending on market conditions.

Over the medium- and long-term, Braskem is analyzing the feasibility of building a new PP plant in Paulínia, São Paulo, with a projected production capacity of 300,000 tons per year, which we believe should be available by 2007. In addition, Braskem is analyzing a project to construct a new integrated PE plant fueled by Bolivian natural gas, with a nominal annual production capacity of 600,000 tons, which we believe may begin operations by 2010.

8. Capital Markets and Investor Relations

Braskem raised the equivalent of approximately US$422 million through an offering of new preferred class “A” shares on the BOVESPA and in the form of ADSs on the NYSE. Braskem has already received the proceeds from the Global Offering, which will help improve the company’s capital structure and increase its operational, strategic and financial flexibility, reducing its leverage and cost of capital. The international and local tranches accounted for 66.7% and 33.3% of the total offering, respectively, and the effects of the heightened liquidity are already being felt on both the BOVESPA and the NYSE. The number of outstanding shares currently represents 45% of Braskem’s total shares (free-float).

Following the conclusion of the Global Offering, the company’s ownership structure was as follows:

Braskem’s market capitalization reached approximately US$ 3 billion at September 30, 2004. Its preferred class “A” shares (BRKM5) have been traded in all sessions of the BOVESPA in 2004 and its liquidity, measured by the daily trading volume, has been increasing, averaging R$16 million from July to September, 2004. The liquidity of Braskem’s ADSs on the NYSE also increased throughout the year.

It is worth noting that the liquidity on both of these exchanges increased substantially in October, 2004, following the conclusion of the Global Offering, with daily trading volume averaging R$23.8 million on the BOVESPA and US$3.8 million on the NYSE, as reflected in the table below:

Stock Performance - BRKM5	12/31/03	3/31/04	6/30/04	9/30/04	10/31/04
Closing Price (R$ per thousand shares)	66.85	75.00	56.50	95.20	105.00
Return in the Quarter (%)	88.3	12.2	(24.7)	68.5	10.3
Accumulated Return (%)*	507.8	581.9	413.5	765.2	854.3
Ibovespa Accumulated Return (%)*	97.3	96.5	87.7	106.2	104.6
Average Daily Traded Volume (R$ thousand)	4,958	10,446	8,378	16,016	23,801
Market Capitalization (R$ million)	4,575	5,743	4,326	8,570	9,452
Market Capitalization (US$ million)	1,583	1,974	1,392	2,998	3,309
ADR Performance - BAK	12/31/03	3/31/04	6/30/04	9/30/04	10/31/04
Closing Price (US$ per ADR)	23.18	25.70	18.46	33.08	36.60
Return in the Quarter (%)	88.6	9.9	(28.2)	79.2	10.6
Accumulated Return (%)*	608.7	678.8	459.2	902.1	1,008.3
Average Daily Traded Volume (US$ thousand)	250	764	445	1,711	3,786
Other Information	12/31/03	3/31/04	6/30/04	9/30/04	10/31/04
Total Number of Shares (million)	69,054	77,190	77,190	90,645	90,644
. Common Shares (ON) - BRKM3	25,608	25,730	25,730	30,215	30,215
. Preferred Shares Class "A" (PNA) - BRKM5	43,217	51,231	51,231	60,201	60,202
. Preferred Shares Class "B" (PNB)	229	229	229	229	227
(-) Shares in Treasury (PNA) - BRKM5	(622)	(622)	(622)	(622)	(622)
= Total Number of Shares (ex-Treasury)	68,432	76,568	76,568	90,023	90,022
ADR (American Depositary Receipt)	1 ADR = 1,000 KM5 shares
Source: Economática/Braskem

9. Recent Developments

On November 3, 2004, Braskem prepaid the outstanding principal amount of its 11th issue debentures due by 2007, , plus accrued and unpaid interest thereon. This operation forms part of the Company’s strategy of aligning its debt profile with its cash flow and ensuring a more competitive cost of capita, thereby permitting greater strategic, operational and financial flexibility.

In a meeting on November 3, 2004, Braskem’s board of directors approved a proposal to utilize part of Braskem’s reserve for tax incentives to eliminate all of its accumulated losses. This proposal will be submitted to Braskem’s shareholders for approval at a meeting to be convened soon.

10. Exhibits List

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.0 million tons of petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statement.

EXHIBIT 1 – Income Statement (consolidated) [1]	in R$ million

Braskem S.A. (consolidated)	in R$ million

Statement of Operations	3Q04 (A)	3Q03 (B)	% Chg. (A)/(B)	9M04 (C)	9M03 (D)	% Chg. (C)/(D)

Gross Sales	4,335	2,688	61	10,595	8,225	29
Net Sales Revenues	3,362	2,203	53	8,246	6,649	24
Cost of Sales and Services Rendered	(2,599)	(1,728)	50	(6,297)	(5,285)	19
Gross Profit	764	475	61	1,949	1,364	43
Selling Expenses	(49)	(35)	39	(147)	(82)	80
General and Administrative Expenses	(75)	(69)	9	(218)	(199)	10
Depreciation and Amortization	(85)	(54)	59	(240)	(136)	77
Other Operating Income (Expenses)	5	17	(71)	32	28	NA
Interest in Related Companies	49	(30)	(259)	61	(35)	(272)
. Equity in the Results	87	27	220	175	163	8
.Amortization of Goodwill/Negative Goodwill	(38)	(58)	(34)	(115)	(198)	(42)
Operating Profit before Financial Items	608	304	100	1,436	940	53
Financial Result , net	(35)	(386)	NA	(1,121)	(216)	NA
Operating Profit (Loss)	573	(83)	NA	316	724	NA
Other Non-Operating Income (Expenses)	(2)	(6)	(64)	(3)	(24)	NA
Profit (Loss) before Income Tax and Social Contribution	571	(89)	NA	313	700	NA
Income Tax and Social Contribution	(70)	50	(241)	(91)	(84)	8
Profit (Loss) before Minority Interest	501	(39)	NA	222	616	NA
Minority Interest	(5)	(19)	(74)	(17)	(205)	(92)
Net Income (Loss)	496	(58)	NA	204	411	NA

EBITDA	744	461	61	1,888	1,315	44
EBITDA Margin	22.1%	20.9%	1.2 p.p.	22.9%	19.8%	3.1 p.p.
-Depreciation and Amortization	184	126	46	513	340	51
. Cost	99	73	36	272	204	33
. Expenses	85	54	59	240	136	77

1- Excludes the effects of proportional consolidation (CVM-247).

Note: Due to rounding, the percentage variations calculated in R$ million may differ from the actual variations shown above.

EXHIBIT 2 – Balance Sheet (consolidated) [1]	R$ million

ASSETS	9/30/2004 (A)	6/30/2004 (B)	% Chg. (A)/(B)

Current Assets	6,838	5,110	34
. Cash and Cash Equivalents	3,384	1,775	91
. Marketable Securities	0	33	(100)
. Trade Accounts Receivable	1,576	1,270	24
. Inventories	1,176	1,166	1
. Taxes Recoverable	585	703	(17)
. Dividends and Interest on Own Capital	0	0	0
. Prepaid Expenses	15	29	(49)
. Others	103	135	(23)

Long Term Assets	711	720	(1)
. Related Parties	36	35	5
. Legal and Mandatory Deposits	188	186	1
. Deferred Taxes	151	166	(9)
. Taxes Recoverable	174	141	23
. Marketable Securities	88	87	0
. Others	75	104	(28)

Permanent Assets	8,662	8,652	0
. Investments	1,331	1,741	(24)
. Property, Plant and Equipment	4,760	4,733	1
. Deferred	2,570	2,178	18

Total Assets	16,211	14,482	12

LIABILITIES AND SHAREHOLDERS' EQUITY	9/30/2004 (A)	6/30/2004 (B)	% Chg. (A)/(B)

Current Liabilities	5,456	4,951	10
. Suppliers	1,814	1,488	22
. Loans, Financing and Debentures	2,883	2,643	9
. Advances on Export Facilities	400	519	(23)
. Salaries and Social Charges Payable	56	44	26
. Income Tax Payable	40	14	184
. Taxes Payable	161	118	37
. Advances from Customers	18	41	(55)
. Others	84	85	(1)

Long Term Liabilities	6,637	7,160	(7)
. Related Parties	228	274	(17)
. Loans, Financing and Debentures	4,948	5,501	(10)
. Taxes Payable	1,265	1,223	3
. Others	196	162	21

Future Period Results	31	33	(4)

Minority Interests	218	212	3

Shareholders' Equity	3,869	2,126	82
. Capital	3,403	2,192	55
. Capital Reserves	781	745	5
. Treasury Shares	(23)	(23)	0
. Retained Earnings (Accumulated Defict)	(292)	(788)	(63)

Total Liabilities and Shareholders' Equity	16,211	14,482	12

1- Excludes the effects of proportional consolidation (CVM-247).

Note: Due to rounding, the percentage variations calculated in R$ million may differ from the actual variations shown above.

3 – Analysis of the Main Changes in Balance Sheet

3.1 Under Cash and Cash Equivalents – Increase of R$1,609 million due to the receipt of the proceeds of the Global Offering and the cash flow of the Company;

3.2 Under Receivables – Increase of R$306 million due to the variations in the prices of our products and in volumes sold;

3.3 Under Deferred / Investments – Accounting reallocation from the Investment account to the Deferred Account amounting to R$408 million pursuant to CVM Instruction # 247/96;

3.4 Under Suppliers – Increase of R$326 million due to the increase in the average price of naphtha and in the average payment term for imported naphtha;

3.5 Under Short-term Financing – Increase of R$240 million due to the recognition of the short-term portion (R$1.0 billion) of the outstanding balance of R$1.2 billion in respect of the 11th issue debentures that Braskem repaid in full, which was offset in part by the payment of other obligations during the third quarter of 2004, including the prepayment of R$407 million in respect of the 10th issue debentures in September 2004.

3.6 Under Long-term Financing – Decrease of R$553 million due to the reclassification of the outstanding amount of the 11th issue debentures, as explained above, which was offset by other financing obtained during the third quarter of 2004, including a US$180 million pre-export facility and R$300 million related to the 12th issue of debentures.

3.7 Under Shareholders’ equity – Increase of R$1,743 million due to the third quarter 2004 results and capital increase through the Global Offering.

EXHIBIT 4 – Accounting Effects of the Incorporation of Trikem

Trikem merger into Braskem took place in January, 2004 and its main accounting impacts were as follows:

  Under Investments: R$ 801 million reduction in the balance of goodwill.
  Under Fixed Assets: increase of R$ 321 million related to the portion of fixed asset premium in goodwill.
  Under Deferred Assets: increase of R$ 480 million related to the portion of future operational profitability in goodwill.
  Under Equity capital: increase of R$ 305 million.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer